Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 4, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains Vodafone Group Plc’s (“Vodafone”) key performance indicators for the quarter ended 30 June 2006.

All of the financial information presented in this document is unaudited.

The Group’s outlook for the financial year ending 31 March 2007 is contained in Vodafone’s Annual Report on Form 20-F for the year ended 31 March 2006. This document contains forward-looking statements which are subject to risks and uncertainties because they relate to future events. Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2006.

At the country level, service revenue growth is calculated in local currency and before the elimination of intercompany revenue. For Romania and South Africa, this calculation also assumes the Group’s increased equity interest is reflected in the whole of the current quarter and the same quarter last year. The basis of calculation for organic growth is included in the Vodafone’s Annual Report on Form 20-F for the year ended 31 March 2006.

Certain revenue relating to content delivered by SMS and MMS has been reclassified from messaging revenue to data revenue. All prior period results have been adjusted accordingly.

Vodafone, Vodafone live!, Vodafone Zuhause, Vodafone Casa and Stop the Clock are trademarks of the Vodafone Group.

References in this press release to “June” and “March” shall, unless the context requires otherwise, be deemed to be references to 30 June 2006 and 31 March 2006 respectively.

In April 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006. The results above are presented in accordance with this new organisation structure and all prior period results have been restated accordingly.

KEY PERFORMANCE INDICATORS FOR THE QUARTER ENDED 30 JUNE 2006

On 24 July 2006, Vodafone presented its key performance indicators for the quarter ended 30 June 2006. The main highlights are:

•                  Good overall operating performance in challenging markets and in line with expectations

•                  Growth in total revenue was 9.2%

•                  4.5 million proportionate organic net additions, with a further 11.7 million from the acquisition of Telsim in Turkey. Total proportionate customer base now at 186.8 million

•                  Continued growth in 3G in the quarter with 1.3 million 3G devices added. The total 3G device base is now 9.1 million in the Group’s subsidiaries and joint ventures and a further 2.0 million in the Group’s associates

•                  3G Broadband through HSDPA now available in 8 of the Group’s markets

•                  Over 7 million customers now registered for Vodafone Passport

•                  Vodafone re-iterates its current year guidance

CHIEF EXECUTIVE’S STATEMENT

This is a robust operating performance in testing markets with revenue for the quarter in line with expectations. A number of our EMAPA businesses have recorded good customer growth and whilst many markets in Europe remain highly competitive, we are on track with our revenue and cost initiatives in this region.

Arun Sarin

Group review

Vodafone saw continued intense competition across Europe during the quarter, particularly in some of its major markets. However, a number of businesses within the EMAPA region continue to perform very well, including Verizon Wireless in the United States and several of the Group’s emerging market operations. In order to execute against these trends, the Group recently reorganised into three principal business units: Europe, EMAPA and New Businesses.

Good customer growth was recorded across many of the Group’s markets during the quarter, with organic proportionate net customer additions of 4.5 million representing annualised quarterly growth in customers of 10.6%. With market penetration rates now typically over 100% in Western Europe, Vodafone is focused on stimulating additional revenue streams from existing customers.

Total revenue growth was 9.2%. Termination rate reductions continue to affect the performance in several businesses, most notably Italy.

3G sales continue to develop in line with expectations, with 1.3 million net additions in the quarter. This brings the closing total at the end of June to 9.1 million, including 8.2 million consumer devices. 3G net additions in the quarter are over 90% higher than recorded in the same quarter last year. Data revenue growth for the Group’s mobile businesses in the quarter was 40.2% compared with the same quarter last year. In continuing to improve the service offering, 3G Broadband through HSDPA is now available in 8 of the Group’s markets bringing enhanced data speeds to customers, with an initial focus on business users.

Overall, these key performance indicators are in line with the Group’s expectations for the full year. The Group anticipates continued investment in customers together with ongoing operating cost management.

Europe

The European region recorded 891,000 proportionate organic net customer additions in the quarter, bringing the total proportionate base to 94.1 million. Registered 3G devices increased by 1.2 million to 8.7 million.

Total revenue growth was 0.5%. Service revenue growth has reduced across many markets in the quarter due to the timing of Easter. Underlying trends for service revenue, excluding the impact from changes in termination rates and seasonal effects, were similar to the quarter to March in Italy, with a slight improvement in Germany and the UK, and continued strong performance in Spain.

The Group’s cost initiatives remain on track. In IT application, development and maintenance, Vodafone expects to sign master service agreements with two vendors before the end of the calendar year and the consolidation of data centres is ahead of schedule. The centralisation of network supply chain management is also progressing well with benefits expected in the second half of the current financial year.

Germany

The German market remains competitive, with net customer additions of 253,000 in the quarter, increasing closing customers to 29.4 million. An additional 312,000 3G devices were registered during the quarter, taking the closing base to 2,337,000. Vodafone Germany now has 894,000 Vodafone Zuhause customers, adding 446,000 customers during the quarter.

Annualised blended churn for the quarter increased to 20.7% from 17.3% for the same quarter last year, mainly as a result of the increase in prepaid churn from 21.1% to 26.0% due to the disconnection of inactive customers arising from increased competition in the market.

Blended ARPU for the quarter was 9.0% lower than the same quarter last year due to termination rate cuts in December 2005 and higher prepaid inactivity due to competitive pressures, partially offset by strong growth in data revenue. Total voice usage increased 19.8% compared with the same quarter last year due to the success of usage stimulation initiatives.

Service revenue declined 2.9% compared with the same period last year, as the increase in the customer base was more than offset by the reduction in termination rates and other factors affecting ARPU, with a decline in voice revenue of 5.1%. Excluding termination rate cuts, underlying service revenue was broadly stable when compared with the same quarter last year. Data revenue increased by 43.5% as a result of increased penetration of 3G devices and the success of data services including Mobile TV and music, with Vodafone Germany maintaining its position as the leading mobile operator for full track music downloads. Messaging revenue declined 4.7% due to the impact of increased voice, and reduced messaging, promotional activities and revised tariffs for some machine to machine services in the quarter.

Increased gross additions and increased investment in retention activities, targeted at higher value customers, led to net acquisition and retention costs as a percentage of service revenue being slightly higher than the same quarter last year.

Italy

The Italian market continues to be highly competitive, with Vodafone Italy registering 69,000 proportionate net customer additions in the quarter, taking the total proportionate base to 18.6 million. Closing proportionate 3G devices increased by 207,000 to 2,457,000. Vodafone Casa, a tariff option targeted at substituting fixed line voice usage for mobile, was successfully launched in the quarter with the strong take up being ahead of expectations.

Annualised blended churn for the quarter rose to 20.8% from 17.3% for the same quarter last year, largely driven by prepaid churn increasing from 17.5% to 21.1%. This was due to the disconnection of inactive customers driven by an increase in multiple SIMs arising from competitive pressures.

Blended ARPU for the quarter decreased by 9.2% compared with the same quarter last year, principally as a result of a reduction in termination rates which took effect from 1 September 2005, together with the impact from a higher level of promotional activity, a fall in activity rates as a result of competitive pressures and higher penetration. A number of promotions stimulated underlying total voice usage, which increased by 7.1% compared with the same quarter last year.

Service revenue declined by 3.4% compared with the same quarter last year as the reduction in termination rates and other factors impacting ARPU more than offset growth in the customer base, with voice revenue declining by 5.9%. The termination rate cut impacted revenue growth by 5.7%. Messaging revenue increased by 7.3%, benefiting from the success of promotions in the quarter, and data revenue grew by 22.4%, following the increased penetration of 3G devices and data promotions.

Net acquisition and retention costs as a percentage of service revenue for the quarter was broadly stable compared with the same period last year, with an increase in the cost per acquisition and upgrade due to the focus on higher value customers offset by a reduction in upgrade volumes.

Spain

The Group continues to perform strongly in Spain, adding a further 428,000 customers in the current quarter. This represented growth in the closing customer base of 17.8% since 30 June 2005, increasing the total customer base to 13.9 million. A strong and successful focus on attracting contract customers led to 95.2% of the net additions in the quarter being contract customers, increasing the proportion of contract customers in the base to 51%. Vodafone also continued to be a leader in the 3G market in Spain, with an increase of 320,000 in the number of registered 3G devices to 1,222,000 in the quarter.

Annualised blended churn for the quarter fell by 1.2 percentage points to 20.5% compared with the same quarter last year. This resulted from a decrease in contract churn to 12.3% reflecting the success of the competitive tariffs and promotions launched during the year and increased upgrade activity. Prepaid churn was stable compared with the same quarter last year.

Blended ARPU for the current quarter decreased by 2.5% compared with the same quarter last year, driven by the termination rate reduction in November 2005, pricing pressures in the market and the impact of lower spending new customers. Voice usage increased by 23.5% compared with the same quarter last year assisted by new tariffs and promotions launched during the year and the higher average customer base.

Service revenue grew by 15.1% compared with the same quarter last year, primarily due to the growth in the customer base, partially offset by the impact of termination rate reductions. The termination rate cut impacted revenue growth by 2.2%. Voice revenue increased by 12.5% compared with the same quarter last year with increased voice usage offset by lower ARPU. Messaging revenue grew by 14.6% reflecting the higher average customer base and data revenue increased by 62.8%, which benefited from specific promotions and the increased 3G customer base.

Net acquisition and retention costs as a percentage of service revenue increased in the quarter compared with the same quarter last year due to the increased level of contract additions.

UK

The UK market continues to be extremely competitive, with Vodafone experiencing a decline in the customer base of 119,000 in the current quarter. This comprised 29,000 net additions for contract customers and a decline in prepaid customers of 148,000. Registered 3G devices increased by 18.9% during the quarter to a closing base of 1,228,000.

Annualised blended churn for the quarter has remained stable compared with the same quarter in the previous year at 32.8%. Contract churn has fallen by 3.1 percentage points to 20.1% due to customer relationship management activities and an increasing proportion of customers signing up for 18 month contracts. Prepaid churn increased, primarily as a result of the impact of customer self-upgrades.

Blended ARPU for the quarter decreased by 3.7% compared with the same quarter last year, driven primarily by higher inactivity rates in prepaid and lower voice ARPU, partially offset by increased data ARPU. The lower voice ARPU was driven by the launch of promotions and propositions such as Stop the Clock, which successfully contributed to voice usage growth of 5.8%.

Service revenue growth was 1.3% compared with the same quarter last year. This was achieved mainly by increases in the average customer base and data revenue, offset by lower voice ARPU. Voice revenue declined very slightly compared to the same quarter last year as a result of lower voice ARPU, partially compensated for by the increased average customer base. Messaging revenue increased 6.6% following the increase in the average customer base and the uptake of messaging add-on bundles. Data revenue increased by 16.7% compared with the same quarter last year, resulting from the increase in 3G registered devices and related services, particularly for business customers where Vodafone continues to demonstrate clear market leadership.

On 1 July, the UK enhanced the competitiveness of its prepaid service with the launch of its Free Weekends offer, which rewards higher than average voice and text usage.

Net acquisition and retention costs as a percentage of service revenue fell this quarter compared with the same quarter last year, due to fewer gross additions generated at lower unit costs and fewer upgrades.

Other European Operations

The Group’s other European subsidiaries added 260,000 proportionate net additions, including 162,000 in Greece. Service revenue increased by 8.0% in Greece and 5.8% in Portugal compared with the same quarter last year, with stable service revenue in Ireland and a 2.0% decline in the Netherlands due to competitive pressures. The Group’s other European subsidiaries represent approximately 14% of Group total revenue for the quarter ended 30 June 2006.

EMAPA

Vodafone’s emerging market operations continue to perform well with strong performance in Romania, Egypt and South Africa.

Organic proportionate net additions of 3,647,000 were recorded for the EMAPA region, representing annualised quarterly growth in customers of 18.9%, with a further 11.7 million added through the acquisition of Telsim in Turkey. The total proportionate base increased to 92.7 million by the end of June, representing 49.6% of the Group’s total proportionate base.

Total revenue growth was 62.2%, with approximately two thirds of the reported growth resulting from the inclusion of revenue of new subsidiaries and increased stakes in joint ventures since their respective acquisition by the Group.

Subsidiaries

The Group’s EMAPA subsidiaries added 974,000 net proportionate organic customers in the quarter. Strong performances were recorded in Egypt and Romania. The Group’s newly acquired operation in Turkey has performed ahead of expectations since December and has registered 381,000 net additions in the period from acquisition on 24 May 2006 to the end of June.

In Egypt, service revenue increased by 38.6% driven by strong customer growth. Blended ARPU has decreased primarily due to a greater proportion of prepaid customers in the base.

Service revenue growth of 31.7% in Romania and 16.7% in Australia was principally driven by an increase in the average customer base compared to the same quarter last year.  ARPU also improved in these countries compared with the same quarter last year due to a focus on higher value customers in Australia and higher prepaid ARPU in Romania due to increased data usage.

In the Czech Republic, where market penetration is over 100%, Vodafone’s closing customer base is 16% higher than a year ago with ARPU only slightly lower due to continued focus on contract customers. Service revenue was broadly stable compared to the same quarter last year in New Zealand, due to the impact of increased competition and significant reductions in termination rates.

Joint Ventures

The Group’s other joint ventures in the EMAPA region reported 1,377,000 proportionate organic net customer additions in the quarter with 761,000 proportionate net additions from Vodacom, the Group’s joint venture in South Africa.

Growth of 19.8% in South Africa was driven by strong customer growth. The Group’s joint venture in India, Bharti Airtel, reported results for the quarter to June on 26 July.

Associates and investments

The Group’s associates and investments added 1,296,000 proportionate organic customers in the quarter.

Verizon Wireless registered net additions of over 1.8 million in the quarter with the Group’s proportionate share at 807,000. Verizon Communications reported its interim results and those of Verizon Wireless on 1 August. Vivendi reported its first half 2006 revenue and those of SFR on 27 July and will report interim results on 7 September.

New Businesses

In its presentation to investors and analysts on 30 May, the Group outlined its plans for developing new and additional revenue streams, particularly in its more mature markets where penetration is already over 100%. The New Businesses unit was, therefore, established to deliver new communications services to customers that address the converging areas of mobile, broadband and the internet. The Group’s initial focus in this area is on extending Vodafone’s service offerings in the home and at the office to meet customers growing voice and broadband needs, including the provision of DSL, through a mobile centric approach.

The first market to launch home based services was Germany through its Vodafone Zuhause proposition. With 894,000 registered customers by the end of June, Vodafone Germany is in the process of adding DSL as a complementary service. The second key market to offer home based services is Italy, which launched Vodafone Casa in May and initial take up has been strong.

The Group expects to begin to offer similar services in the majority of its European markets during this financial year and several announcements are planned for the months ahead.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 APRIL 2006 TO 30 JUNE 2006

COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 31 MARCH 2006	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 30 JUNE 2006	PREPAID(3)
	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Europe:
Germany	100.0%	29,191	253	-	29,444	53.4
Italy	76.9%	18,490	69	-	18.559	92.1
Spain	100.0%	13,521	428	-	13,949	49.0
UK	100.0%	16,304	(119)	-	16,185	60.6
Albania	99.9%	772	19	-	791	96.8
Greece	99.9%	4,471	162	3	4,636	67.2
Ireland	100.0%	2,075	15	-	2,090	73.9
Malta	100.0%	175	2	-	177	89.7
Netherlands	99.9%	3,909	(28)	-	3,881	51.8
Portugal	100.0%	4,276	90	-	4,366	79.6
Total Europe		93,184	891	3	94,078	65.9

EMAPA:(4)
Subsidiaries:
Australia	100.0%	3,177	(37)	-	3,140	73.6
Czech Republic	100.0%	2,214	49	-	2,263	47.0
Egypt	50.1%	3,314	237	-	3,551	90.8
Hungary	100.0%	2,063	(39)	-	2,024	66.6
New Zealand	100.0%	2,068	32	-	2,100	77.1
Romania	100.0%	6,384	351	-	6,735	65.9
Turkey	100.0%	-	381	11,665	12,046	89.9
		19,220	974	11,665	31,859	79.2
Joint Ventures:
South Africa(5)	50.0%	10,968	761	25	11,754	89.7
Other		5,357	616	-	5,973	78.8
		16,325	1,377	25	17,727	83.1

Affiliates:
United States(6)	44.4%	23,530	807	4	24,341	5.5
Other		18,312	489	-	18,801	74.0
Total		41,842	1,296	4	43,142	63.4

Total EMAPA		77,387	3,647	11,694	92,728	67.4

Total		170,571	4,538	11,697	186,806	67.1

(1)          All ownership percentages are stated as at 30 June 2006 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India, where the Group’s 10% economic interest represents a 5.6% direct interest in Bharti Airtel Limited and a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Airtel Limited. Ownership interests have been rounded to the nearest tenth of one percent.

(2)          Other movements for the quarter to 30 June 2006 represent the acquisition of minority interests in Vodafone Greece, Vodafone Albania, the acquisition of substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey and the indirect acquisition of a 0.1% interest in Vodacom Group (Pty) Limited in South Africa.

(3)          Prepaid customer percentages are calculated on a venture basis. At 30 June 2006, there were 553.0 million venture customers.

(4)          EMAPA covers Eastern Europe, Middle East, Africa, Asia Pacific and Affiliates.

(5)          Customers in South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and includes customers in South Africa, the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. Net additions for the quarter to 30 June 2006 includes 0.2 million proportionate customer disconnections in South Africa during the period resulting from a change in the definition of an active customer to exclude calls forwarded to voicemail from the definition of a revenue generating activity.

(6)          The Group’s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 30 June 2006. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

COUNTRY	AT 31 MARCH 2006	NET ADDITIONS	AT 30 JUNE 2006
	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	6,214	(20)	6,194
Italy(1)	4,097	246	4,343
Spain	5,514	537	6,051
UK	4,181	195	4,376
Other	4,229	404	4,633
Total Europe	24,235	1,362	25,597

Total EMAPA	2,835	761	3,596

Group Statutory Total(2)	27,070	2,123	29,193

(1)          Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.

(2)          The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. At 30 June 2006 there were an additional 6.5 million registered Vodafone live! venture customers in the Group’s associated undertakings.

3G DEVICES

COUNTRY	AT 31 MARCH 2006	NET ADDITIONS	AT 30 JUNE 2006
	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	2,025	312	2,337
Italy(1)	2,250	207	2,457
Spain	902	320	1,222
UK	1,033	195	1,228
Other	1,230	176	1,406
Total Europe	7,440	1,210	8,650

Total EMAPA	281	120	401

Group Statutory Total(2)	7,721	1,330	9,051

Consumer devices	7,061	1,178	8,239
Business devices	660	152	812

	7,721	1,330	9,051

(1)          Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of 3G devices.

(2)          The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. At 30 June 2006 there were an additional 2.0 million Vodafone live!  with 3G and Vodafone Mobile Connect 3G/GPRS data card devices in the Group’s associated undertakings.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006

Europe:

Germany	Total	24.3	24.4	22.9	21.5	22.1
(EUR)	Contract	39.8	41.0	38.8	37.2	38.4
	Prepaid	9.2	9.0	8.3	7.5	7.6

Italy	Total	30.4	29.9	27.7	26.4	27.6
(EUR)	Contract	79.4	75.0	73.7	71.0	72.6
	Prepaid	25.8	25.9	23.5	22.2	23.3

Spain	Total	36.2	37.7	35.3	33.3	35.3
(EUR)	Contract	58.5	60.7	56.3	52.8	54.8
	Prepaid	15.4	16.2	15.0	13.9	15.0

UK	Total	24.6	25.1	23.8	22.7	23.7
(GBP)	Contract	46.5	47.9	44.8	43.9	45.2
	Prepaid	9.5	9.9	9.5	8.8	8.9

Albania	Total	2,255	2,534	2,259	2,098	2,122
(ALL)	Contract	18,783	19,815	18,499	16,777	17,240
	Prepaid	1,680	1,936	1,701	1,593	1,606

Greece	Total	32.2	34.2	31.3	29.8	31.1
(EUR)	Contract	65.1	69.7	64.2	61.5	65.6
	Prepaid	15.1	15.7	14.1	13.4	13.7

Ireland	Total	51.4	53.1	50.2	48.6	48.8
(EUR)	Contract	101.9	107.8	99.9	99.3	102.8
	Prepaid	32.1	32.6	31.6	30.0	29.3

Malta	Total	14.0	16.2	13.0	12.1	14.7
(MTL)	Contract	74.6	91.4	61.8	54.4	72.3
	Prepaid	7.4	7.8	7.3	6.9	7.4

Netherlands	Total	37.1	36.6	34.5	33.6	35.7
(EUR)	Contract	69.5	68.6	64.7	61.3	63.5
	Prepaid	11.3	11.0	9.8	9.2	10.1

Portugal	Total	26.4	27.1	24.0	23.3	23.5
(EUR)	Contract	67.3	69.8	61.9	62.4	62.2
	Prepaid	14.3	14.7	13.4	12.9	13.0

EMAPA Subsidiaries(1):

Australia	Total	47.8	48.2	51.4	47.9	49.4
(AUD)	Contract	92.8	93.6	94.3	92.0	92.7
	Prepaid	26.7	31.1	35.0	32.0	33.9

Czech Republic	Total	680	679	679	644	674
(CZK)	Contract	1,029	1,017	1,015	951	978
	Prepaid	340	342	337	311	331

Egypt	Total	91.4	89.4	74.1	79.0	79.4
(EGP)	Contract	268.6	283.9	274.1	289.3	292.1
	Prepaid	60.7	62.4	52.0	56.0	57.1

Hungary	Total	5,321	5,153	4,885	4,647	5,066
(HUF)	Contract	11,302	11,264	9,666	8,809	9,129
	Prepaid	3,391	3,046	3,043	2,887	3,125

New Zealand	Total	50.7	51.0	51.2	51.2	46.6
(NZD)	Contract	138.9	139.7	137.2	138.5	126.1
	Prepaid	25.9	25.6	25.9	25.7	23.2

Romania	Total	14.9	15.9	15.4	13.9	15.2
(USD)	Contract	30.2	31.1	29.5	27.0	29.5
	Prepaid	6.3	7.1	7.0	6.0	6.7

(1)          On 24 May 2006 the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. As a result, the Group expects to report Turkey’s average monthly revenue per user in the quarter with effect from the quarter ended 30 September 2006.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	QUARTER TO 30 JUNE 2006
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.5%	6.7%	21.2%

Italy(1)	12.7%	4.6%	17.3%

Spain	8.9%	6.8%	15.7%

UK	15.4%	5.5%	20.9%

Group Statutory Total(2)	12.5%	4.9%	17.4%

HISTORIC NON-VOICE SERVICES INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER TO
COUNTRY	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006

Germany	19.3%	19.5%	20.4%	21.7%	21.2%

Italy(1)	14.9%	16.8%	17.4%	18.0%	17.3%

Spain	13.7%	14.2%	14.8%	15.1%	15.7%

UK	19.3%	19.7%	20.7%	21.3%	20.9%

Group Statutory Total	16.2%	16.6%	17.2%	17.8%	17.4%

(1)          Under IFRS, Vodafone Italy is treated as a joint venture.

(2)          With effect from the quarter ended 30 June 2006, data revenue has been adjusted to include messaging content revenue which had previously been included in messaging. The impact for the quarter ended 30 June 2006 is to increase the total Group data revenue as a percentage of service revenue by 1.0% to 4.9% and to reduce the total Group messaging revenue as a percentage of service revenue by 1.0% to 12.5%.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006

Germany	Total	17.3%	19.7%	21.2%	22.6%	20.7%

	Contract	13.1%	14.3%	16.8%	16.7%	14.6%

	Prepaid	21.1%	24.6%	25.2%	27.7%	26.0%

Italy	Total	17.3%	18.7%	19.1%	19.5%	20.8%

	Contract	14.9%	14.5%	16.6%	14.5%	17.2%

	Prepaid	17.5%	19.1%	19.3%	19.9%	21.1%

Spain	Total	21.7%	20.7%	20.6%	20.6%	20.5%

	Contract	13.6%	12.5%	13.9%	14.1%	12.3%

	Prepaid	29.0%	28.1%	26.9%	26.9%	28.9%

UK	Total	32.4%	33.1%	31.9%	31.2%	32.8%

	Contract	23.2%	21.6%	20.2%	21.2%	20.1%

	Prepaid	38.3%	40.5%	39.5%	37.5%	40.9%

ACTIVE CUSTOMERS

	ACTIVE CUSTOMERS(1) AT
COUNTRY	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006

Germany	93.0%	92.8%	91.5%	90.6%	90.6%

Italy(2)	92.2%	92.8%	92.1%	91.2%	90.9%

Spain	94.8%	95.0%	95.7%	94.3%	93.8%

UK	88.8%	90.6%	90.8%	88.4%	85.7%

Group Statutory Total(1)	91.3%	92.2%	92.1%	91.6%	91.4%

(1)          An active customer is defined as one who either pays a monthly fee or has made or received a chargeable event in the last 3 months. The Group’s joint ventures in India and Kenya are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)          Under IFRS, Vodafone Italy is treated as a joint venture.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005	31 MARCH 2006	30 JUNE 2006

Europe:

Germany	6,356	6,428	7,010	6,993	7,614

Italy(2)	7,173	7,164	7,521	7,746	7,687

Spain	5,648	5,859	5,966	6,362	6,978

UK	6,810	6,937	7,167	7,145	7,207

Albania	129	144	141	135	148

Greece	1,757	1,896	1,870	1,869	2,075

Ireland	1,263	1,279	1,302	1,289	1,380

Malta	42	47	43	43	49

Netherlands	1,697	1,601	1,755	1,733	1,820

Portugal	1,319	1,384	1,386	1,402	1,472

Sweden	688	681	753	-	-

Total Europe	32,882	33,420	34,914	34,717	36,430

EMAPA:

Subsidiaries

Australia	1,619	1,818	1,957	2,001	2,006

Czech Republic(3)	289	840	899	925	901

Egypt	1,979	2,341	2,278	2,442	2,869

Hungary	741	792	842	866	948

New Zealand	540	559	616	602	597

Romania(3)	525	1,754	1,931	1,914	1,873

	5,693	8,104	8,523	8,750	9,194

Joint Ventures	2,021	1,957	2,598	4,684	5,763

TOTAL EMAPA	7,714	10,061	11,121	13,434	14,957

Group Statutory Total(4)	40,596	43,481	46,035	48,151	51,387

(1)          The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of the Czech Republic, Germany, New Zealand and Romania reflects minutes billed which are rounded-up under certain tariffs.

(2)          Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.

(3)          MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

(4)          On 24 May 2006 the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. As a result, the Group expects to report Turkey’s voice usage volumes with effect from the quarter ended 30 September 2006.

KEY PERFORMANCE INDICATORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 4, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary